EXHIBIT 99.1

XORTX Meets Nasdaq Continued Listing Requirements

CALGARY, Alberta, Nov. 29, 2023 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, announces that it has received a letter of compliance from the Nasdaq Stock Market LLC’s ("Nasdaq”) Listing Qualifications Department in connection with Nasdaq Rule 5550(a)(2) that requires the shares to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Requirement”). In order to regain compliance, the Company’s common shares were required to trade at or above US$1.00 per share for at least 10 consecutive trading days. Following implementation of a 1 for 9 reverse split of the Company’s common shares, this requirement was met on November 28, 2023 and the Company received the compliance letter from Nasdaq on such date.  As a result, the deficiency in the Minimum Bid Requirement has been cured.

XORTX notes that a delisting letter from Nasdaq (for failure to comply with the Minimum Bid Requirement) was received on November 22, 2023, that outlined the Nasdaq appeal process. However, with compliance with the Minimum Bid Requirement having been achieved on November 28, 2023, and a letter of compliance subsequently having been sent by Nasdaq, there is no further action by XORTX required, and trading of the Company’s common shares on Nasdaq will continue.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Respiratory Viral infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy.  XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients with kidney disease. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Media Inquiries, OIipriya Das, PhD, MSc
olipriya.das@russopartnersllc.com or +1 409 365 3641

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws, including those relating to future compliance with Nasdaq listing requirements and continued trading of the Company’s common shares on Nasdaq. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.